FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	Opinion of GRUPO FINANCIERO BBVA BANCOMER Board of Directors.

BBVA reports that GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER) has informed the Mexican Stock Exchange that in a meeting of its Board of Directors held today has resolved, based on the recommendation of the Compliance, Audit, Control and Discipline Committee, to consider that the price offered by BBVA in the offer to purchase launched in different domestic and foreign markets, regarding the total amount of the shares, directly or represented by American Depositary Receipts (ADR’s), issued by BANCOMER which are not owned by BBVA to date, directly or indirectly, is fair from a financial point of view for purposes of the analysed offer to purchase, considering that the rights of the minority shareholders of BANCOMER are protected and respected.

On the other hand, it is hereby evidenced that the directors and alternate directors which are also holders, directly or indirectly, of shares issued by BANCOMER, have previously informed the other Directors, and hereby collectively, unanimously and expressly ratify in this meeting, the intention to sell their shares in the Offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February, 24th 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.